SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                 Urban Improvement 1973-II Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  JULY 1, 1997
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

      CUSIP No. Not Applicable      13D

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:
      Equity Resource Brattle Fund Limited Partnership I.R.S.# 04-3280004 Equity Resources Bay Fund Limited Partnership I.R.S.# 04-3293645 James E. Brooks
      Eggert Dagbjartsson
      Mark S. Thompson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                    (A)  |X|
                                                                    (B)  [ ]
3.    SEC USE ONLY


4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                                   WC $29,550

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                            [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Equity Resource Brattle Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.
      James E. Brooks is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.
      Mark S. Thompson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.    SOLE VOTING POWER
      None

8.    SHARED VOTING POWER
      531 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bay Fund General Partners"). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      CUSIP No. Not Applicable      13D


      60 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      See Item 2 below for other required information.

9.    SOLE DISPOSITIVE POWER
      None

      See Item 2 below for other required information.

10.   SHARED DISPOSITIVE POWER

      531 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      60 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      See Item 2 below for other required information.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      531 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James
      E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      60 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James
      E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      See Item 2 below for other required information.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                                         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.6% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James
      E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      CUSIP No. Not Applicable      13D


      .5% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons James
      E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      See Item 2 below for other required information.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      Equity Resource Brattle Fund Limited Partnership       PN
      Equity Resource Bay Fund Limited Partnership           PN
      James E. Brooks                                        IN
      Eggert Dagbjartsson                                    IN
      Mark S. Thompson                                       IN

Item 1. Security and Issuer

      This statement relates to certain limited partnership units (the "Units") of Urban Improvement 1973-II Limited Partnership, a California limited partnership with its principal executive office at 1 Insignia Financial Plaza, Box 909, Greenville, South Carolina 29602.

Item 2. Identity and Background.

      (a) The names of the persons filing this statement are Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership (the "Limited Partnerships"), James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson, (collectively, the "Reporting Persons"). James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership and Equity Resource Brattle Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of each such reporting person.

     (b) The business address of each of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson, respectively, is 14 Story Street, Cambridge, Massachusetts 02138.

     (c) Each of Equity Resource Brattle Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources Group, Incorporated, a Massachusetts corporation. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated, a Massachusetts corporation. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated, a Massachusetts corporation.

      CUSIP No. Not Applicable      13D


      (d) During the past five years, none of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of Equity Resource Brattle Fund Limited Partnership, Equity Resource Bay Fund Limited Partnership, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Equity Resource Brattle Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership. James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      Equity Resource Brattle Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership, collectively, purchased the Units hereby reported for an aggregate of $29,550 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4. Purpose of Transaction.

      Equity Resource Brattle Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership, respectively, acquired the Units for investment purposes and none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson, in their capacities as general partners of each of Equity Resource Brattle Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership, beneficially own an aggregate of 591 Units, representing 5.17% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 5.17% because of rounding done pursuant to the instructions to Schedule 13D).

      (b) James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson, in their capacities as general partners of each of Equity Resource Brattle Fund Limited

      CUSIP No. Not Applicable      13D


Partnership and Equity Resource Bay Fund Limited Partnership, share the power to vote or direct the vote and to dispose of or direct the disposition of 591 Units. See Item 2 above for other required information.

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
           to Securities of the Issuer.

           None.

Item 7.  Material to be Filed as Exhibits.

           Exhibit 7.1 Agreement dated as of October 1, 1997, between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

      CUSIP No. Not Applicable      13D

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


            October 1, 1997                     October 1, 1997
                 (Date)                              (Date)

EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP
                                             /s/James E. Brooks
                                             -------------------------------
                                             James E. Brooks, individually
By: /s/ Eggert Dagbjartsson
    -----------------------------            /s/Eggert Dagbjartsson
    Eggert Dagbjartsson, as general partner  -------------------------------
                                             Eggert Dagbjartsson, individually

                                             /s/Mark S. Thompson
                                             -------------------------------
                                             Mark S. Thompson, individually
EQUITY RESOURCE BAY FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   ------------------------------
   Eggert Dagbjartsson, as general partner

      CUSIP No. Not Applicable      13D

                                                                    EXHIBIT 7.1
                                   AGREEMENT


      This Agreement, dated as of October 1, 1997, is by and among James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

      Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 591 units (the "Units") of limited partnership interest in Urban Improvement 1973-II Limited Partnership, a California limited partnership, held by Equity Resource Brattle Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership, respectively. James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson may be required to file by reason of the respective parties being the general partners of each of Equity Resource Brattle Fund Limited Partnership and Equity Resource Bay Fund Limited Partnership.

      Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

      Executed and delivered as of the date first above written.


EQUITY RESOURCE  BRATTLE FUND
LIMITED PARTNERSHIP
                                              /s/James E. Brooks
                                              ------------------------------
                                              James E. Brooks, individually

By:/s/ Eggert Dagbjartsson                    /s/Eggert Dagbjartsson
   ------------------------------             ------------------------------
   Eggert Dagbjartsson, as general partner    Eggert Dagbjartsson, individually

                                              /s/Mark S. Thompson
                                              ------------------------------
                                              Mark S. Thompson, individually
EQUITY RESOURCE BAY FUND
LIMITED PARTNERSHIP

By:/s/ Eggert Dagbjartsson
   ------------------------------
   Eggert Dagbjartsson, as general partner